Exhibit 99.(II)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

              REPORTS FIRST QUARTER 2003 NET INCOME OF $10 MILLION;

                AND REAFFIRMS $100 MILLION RECAPITALIZATION PLAN

Panama City, Republic of Panama, April 29, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the first quarter ended March 31, 2003. The Bank reported net income for the first quarter of 2003 of $10.4 million, or $0.58 per share, compared with a net income of $474 thousand, or $0.01 per share, reported in the first quarter of 2002.

Commenting on the latest quarterly results, Jose Castaneda, chief executive officer of BLADEX, said, "Our operating results in the first quarter of 2003 reflect the continued solid performance of the Bank which began in mid-2002, with consistent quarterly profitability on a smaller capital base in a volatile market in Latin America and the rest of the world. We remain focused on our core business while operating with high liquidity, a low cost base, and, outside of Argentina, a healthy credit portfolio. In this context, the Bank is prudently and gradually taking advantage of increasing business opportunities. During the last 12 months, the Bank has disbursed accumulated credits of $3.6 billion, consisting of mostly short-term trade financing to high quality banks in the Region, of which, $1.9 billion was disbursed during the last two quarters alone."

"It is important to emphasize that BLADEX is more focused than ever on its core competence of trade finance. At March 31, 2003 our trade credits outside of Argentina amounted to 62% of our total credit portfolio and we see this ratio increasing to close to 75% by year-end. In our Brazilian portfolio, trade credits at the end of the first quarter amounted to 66%, which we see rising to 80% by the end of 2003."

"We are encouraged by the generally improving conditions in our region and the resulting business opportunities for BLADEX. However, we remain concerned about the degree of volatility inherent in the markets. In Brazil, for example, the market-oriented approach of the new administration has been well received by the market, but questions still remain about the timing and extent of the pending fiscal and social security reforms. Similarly in Venezuela, while we are relieved to see that country's costly general strike come to an end, a solution to the underlying lack of constructive political dialogue is not yet evident. And in Argentina, the outcome and business implications of the second round of presidential elections remain to be defined."

"While we are gratified by the Bank's ability over the last nine months to operate profitably in this environment despite a smaller capitalization, we remain convinced that the preservation of our institution's financial health requires the injection of new capital. Fresh capital will provide comfort to and fulfill the requirements of our depositors and creditors, while contributing to the protection of our critical remaining investment grade ratings, improving our access to the capital markets, and quite possibly adding new multilateral shareholders to the Bank. These features are essential to strengthen our business franchise and to provide a solid base for high-quality growth. Based on these considerations, BLADEX is moving forward with its re-capitalization plan."

"As announced on April 23, we negotiated the sale from our Argentine portfolio of certain loans and bonds in the corporate sector, which as previously announced, we are in the process of exiting. On closing, these transactions will result in profits of $56 million. Because part of the underlying appreciation in bond prices had already been reflected in our equity, as of March 31, 2003 the incremental effect of the sales on our capital will amount to $44 million. We view this as a very positive development, as it provides evidence of the improving liquidity and value in our Argentine portfolio. We continue to maximize our collection efforts and focus on improving the value of our Argentine exposure in the belief that we are positioned to benefit from an eventual improvement in the macroeconomic and political environment in the country. As further evidence of the success of our portfolio management efforts in the country, BLADEX collected 86% of the interest owed on the Argentine portfolio for the twelve months ended March 31, 2003 and we remain confident in our ability to keep interest collections at the same pace."

"While the group of shareholders and multilateral and development banks are supporting our capitalization in an amount well in excess of $100 million, the positive results of the recent Argentine sales, combined with the retained earnings from the past three quarters, allow us now to set our capital raising target at $100 million, an amount that we had previously considered as a minimum."

"The Registration Statement filed in December regarding the proposed rights offering to the holders of the Bank's Class A, Class B and Class E common stock is under review by the SEC and we plan to launch the offering as soon as the Registration Statement is approved. The record date for the offering will be approximately 10 days after the "effective date" of the Registration Statement. The Bank will announce these dates as soon as they are known," Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements of the Bank for the first quarter of 2003 and the first and fourth quarters of 2002.

(In $ millions)
----------------------------------------------------------------------------------------------------------------
                                                                                           1Q02     4Q02   1Q03
----------------------------------------------------------------------------------------------------------------
Net interest income (1)                                                                     23.0     15.2   13.8

Provision for loan losses and off-balance sheet credit risk                                -20.0      1.2   -0.3

Net commission income, expense and other charges                                             2.8      2.1    2.4

Derivatives and hedging activities                                                          -0.3     -0.4   -0.8

Provision for fair value guarantees                                                          0.0      0.0   -0.1

Gain on the sale of loans, securities available for sale and foreign currency exchange       0.2      0.4    0.0

Other income                                                                                 0.1      0.4    0.0

Operating expenses                                                                          -4.7     -3.8   -4.6

Loss from operations and disposal of business segment                                       -0.6     -0.1    0.0
----------------------------------------------------------------------------------------------------------------
Net income                                                                                   0.5     15.0   10.4
----------------------------------------------------------------------------------------------------------------

(1) Interest income includes income received on non-accruing assets of $1.9 million in 1Q02, $8.2 million in 4Q02 and $7.0 million 1Q03.

EXPOSURE IN ARGENTINA

The Bank's exposure in Argentina at March 31, 2003 (net of fair value adjustments of investment securities) amounted to $758 million, which represents a reduction of $16 million, or 2.0%, from December 31, 2002 and a reduction of $202 million, or 21%, from a year ago. The Bank's exposure in Argentina, net of fair value adjustments of investment securities and net of the allowance for possible credit losses at March 31, 2003, amounted to $401 million compared to $1,002 million at December 31, 2001. This Argentine exposure, after the completion of the recent assets sales, will amount to $360 million, which will represent a 58% decline compared to the exposure at March 31, 2002.

All of the Bank's exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of the Bank's loans have been converted to Argentine pesos. The distribution of the Bank's Argentine credit portfolio at the dates set forth below was as follows:

         --------------------------------------------------------------------------------------------------
                                                     DEC-31-01       MAR-31-02      DEC-31-02     MAR-31-03
         --------------------------------------------------------------------------------------------------
         Controlled subsidiaries of major US &
             European Banks                              17.5%           17.7%          14.9%         13.5%
         Branches of major US & European Banks            6.7%            6.2%           2.3%          2.1%
         Controlled subsidiaries of major US &
             European Corporations                       21.2%           24.5%          29.1%         29.9%
         State owned banks                               30.8%           24.8%          27.4%         28.1%
         Local banks                                     11.6%           13.4%          11.6%         11.9%
         Local corporations                              12.3%           13.4%          14.4%         14.1%
         Sovereign Debt                                    --              --            0.4%          0.4%
         --------------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling $132 million at March 31, 2003, which are fully collateralized with U.S. Treasury securities, an amount unchanged from December 31, 2002 and $245 million at March 31, 2002. These instruments are classified as U.S. country risk.

In accordance with the Bank's policy, all payments on Argentine credits are recorded on a cash basis. Although significant amounts of interest payments have been received on a consistent basis from most of the Bank's clients in Argentina, the ultimate collection of principal on these loans is evaluated separately in the allowance for credit losses methodology. During the first quarter of 2003, the Bank collected interest of approximately $7.0 million from Argentine borrowers, in addition to the $38.2 million collected during the year 2002, for a total of $45.3 million or 86% of the amount due since the start of the Argentine crisis in early 2002. The ratio of interest collected from Argentine borrowers to total interest payments due from these borrowers during the first quarter of 2003, was 72%, as interest payments due from clients classified as specially high-risk represented a higher portion of total interest due during the first quarter of 2003 compared to the fourth quarter of 2002, when 87% of interest due was collected.

EXPOSURE IN BRAZIL

BLADEX's Brazilian exposure at March 31, 2003 was $1,084 million (net of fair value adjustments of investment securities) down $906 million or 45.5% from a year ago and down $32 million, or 2.8% since the beginning of the year. At March 31, 2003, the Bank's exposure in the country is composed of banks (79%) and corporations (21%). At March 31, 2003, except for $3 thousand in past due interest, the Brazilian portfolio was current. 77% of the Brazilian portfolio represented short-term credits, and 66% of the exposure was trade-related, compared to 63% at December 31, 2002.

BUSINESS

The Bank's business activities are focused on providing short-term trade financing to banks while reducing its exposure to most non-bank private entities, which primarily consist of private corporations. Trade-related credits outside Argentina grew from $1.4 billion at December 31, 2002 to $1.5 billion at March 31, 2003. The Bank's trade-related and non-trade credits outside Argentina as percentages of the total credit portfolio at the dates set forth below were as follows:

-------------------------------------------------------------------------------------------------------------------
                           Mar. 31, 2002     Jun. 30, 2002      Sep. 30, 2002      Dec. 31, 2002     Mar. 31, 2003
-------------------------------------------------------------------------------------------------------------------
Trade-related credits            51%               49%                51%                58%               62%
Non-trade credits                49%               51%                49%                42%               38%
-------------------------------------------------------------------------------------------------------------------
Total credit portfolio          100%              100%               100%               100%              100%
-------------------------------------------------------------------------------------------------------------------

The average credit portfolio (loans, securities purchased under agreements to resell and selected investment securities, net of unearned income and fair value adjustments, plus acceptances and contingencies including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risk) for the first quarter of 2003 was $3,150 million. The following table sets forth the Bank's daily average credit portfolio for each quarter in the fifteen-month period ended March 31, 2003:

(In $ millions, except percentages)
----------------------------------------------------------------------------------------------------------
                                                           1Q02      2Q02       3Q02      4Q02      1Q03
----------------------------------------------------------------------------------------------------------
Average credit portfolio                                   5,701     4,793      3,974     3,425     3,150
Quarterly rate of change in average credit portfolio (%)     -14%      -16%       -17%      -14%       -8%
----------------------------------------------------------------------------------------------------------

The following table sets forth the Bank's daily average credit portfolio as well as the daily average loan portfolio (loans, securities purchased under agreements to resell, and selected investment securities, net of unearned income and fair value adjustments) and the daily average acceptances and contingencies, including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risk for each month in the six-month period ended March 31, 2003:

(In $ millions, except percentages)
----------------------------------------------------------------------------------------------------------------------------
                                                                 OCT02       NOV02      DEC02      JAN03      FEB03   MAR03
----------------------------------------------------------------------------------------------------------------------------
Daily average loan and investment portfolio                      3,069       2,949      2,832      2,742      2,713   2,616
Daily average acceptances & contingencies                          520         469        435        430        462     490
                                                                 -----       -----      -----      -----      -----   -----
Daily average credit portfolio                                   3,590       3,418      3,267      3,171      3,175   3,106
----------------------------------------------------------------------------------------------------------------------------
Monthly rate of change in daily average loan portfolio (%)          -5%         -4%        -4%      -3.2%      -1.0%   -3.6%
Monthly rate of change in daily average credit portfolio (%)        -5%         -5%        -4%      -2.9%       0.1%   -2.2%
----------------------------------------------------------------------------------------------------------------------------

At March 31, 2003 (i) the Bank's outstanding credit portfolio net of fair value adjustments was $3,171 million, (ii) the loan and investment portfolio was $2,669 million and (iii) acceptances and contingencies amounted to $502 million. At March 31, 2003, approximately $2,390 million, or 75%, in principal amount of the Bank's credit portfolio (net of fair value adjustments) was outstanding to borrowers in the following five countries: Brazil ($1,084 million, or 34%); Argentina ($758 million, or 24%); Dominican Republic ($237 million, or 7%); Mexico ($164 million, or 5%); and Venezuela ($147 million, or 5%). A comparative credit distribution by country is shown in Exhibit VI hereto.

LIQUIDITY

The Bank's net cash position (cash and due from banks plus interest bearing deposits with banks) as a percentage of its overall balance sheet was 18.8% at the end of the first quarter of 2003, compared to 16.4% and 13.0% at December 31, 2002 and March 31, 2002, respectively. At March 31, 2003, the Bank's net cash position was $536 million, compared to $479 at December 31, 2002, and $648 million at March 31, 2002. Total deposits increased by $25 million, or 5%, at March 31, 2003 as compared to December 31, 2002. The Bank's net cash position was equal to 93% of deposits at March 31, 2003, compared to 69% a year ago. The following table shows the maturity profile of the interest earning assets and interest bearing liabilities of the Bank as of March 31, 2003, indicating that the Bank has sufficient asset maturities in the short-term to cover the maturity of all its liabilities, even after making the assumption that the Argentine assets will mature in the 4 to 5 years range:

--------------------------------------------------------------------------------
                           Interest          Interest
                            earning          bearing
Time Periods               Assets(2)      Liabilities(2)    Gap       Acum. Gap
--------------------------------------------------------------------------------
1 to 7 days                   472              279          193             193

8 to 30 days                  302              266           36             229

31 to 60 days                 342              327           15             244

61 to 90 days                 254              198           56             299

91 to 120 days                169              183          (13)            286

121 to 150 days               110              147          (37)            249

151 to 180 days               127              164          (37)            212

181 to 365 days               414              350           64             276

1 to 2 years                  168              220          (52)            224

2 to 3 years                   54              130          (75)            148

3 to 4 years                   75               10           65             213

4 to 5 years (1)              585              116          470             683

Unpaid assets                 201               --          201             884
                            -----            -----          ---
Total                       3,273            2,389          884

Notes:

1.    Maturities of Argentine assets are included in the 4 to 5 years range.

2. Does not include fair value adjustments of investment securities, premiums and discounts.

ASSET QUALITY

As of March 31, 2003, the Bank's total reserves for possible credit losses were $445.6 million ($453.1 million at December 31, 2002), of which $356.9 million related to the Bank's loan and off-balance sheet credit exposure in Argentina of $717 million. Fair market value adjustments (impairment loss on securities and unrealized gain / loss on securities) on the Bank's $107 million in face value investment securities in Argentina amounted to $65 million.

The Bank's portfolio of $2,413 million outside Argentina is performing well, with only $277 thousand in principal amount of loans and investments past due, and $17 thousand in interest past due.

The allowances for possible credit losses allocated to the entire loan and off-balance sheet credit portfolio outside Argentina represented 3.9% of the portfolio, compared to 3.1% at December 31, 2002. The following table sets forth the Bank's allowance for possible credit losses for the quarters ended at the dates shown below:

(In $ millions)
-----------------------------------------------------------------------------------------------------------------------------
                                                  31-DEC-01    31-MAR-02    30-JUN-02     30-SEP-02    31-DEC-02    31-MAR-03
-----------------------------------------------------------------------------------------------------------------------------
Allowance for possible credit losses
At beginning of period                                139.2        194.7        214.7         474.6        474.9        453.1
   Provisions charged to expense                       65.6         20.0        259.9           0.0         -1.2          0.3
   Recoveries                                           0.1          0.0          0.0           0.3          0.0          0.0
   Charged-off loans                                  -10.3          0.0          0.0           0.0        -20.6         -7.8
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of period                              194.7        214.7        474.6         474.9        453.1        445.6
-----------------------------------------------------------------------------------------------------------------------------

At March 31, 2003, total allowances for loan losses amounted to $414.6 million compared to $429.7 million at December 31, 2002. The $15.2 million decline in reserves for possible loan losses was mostly due to: i) a $7.8 million charge-off of an Argentine loan, ii) a $23.2 million reduction in specific reserves assigned to an Argentine bank that renegotiated a substantial portion of its debt with BLADEX on significantly better terms than anticipated, iii) a $5.9 million reduction in specific reserves assigned to other Argentine financial institutions and corporations, which have either paid in full or which are performing better than anticipated, iv) a $9.0 million increase in specific reserves assigned to three Argentine banks, and v) a $12 million increase in general reserves assigned to Venezuela, Brazil and Ecuador.

At March 31, 2003, total allowances for off-balance sheet credit risk amounted to $31.0 million, compared to $23.4 million at December 31, 2002. The $7.6 million increase in the allowance for off-balance sheet credit risk was mostly due to the $4.3 million increase in the specific reserves assigned to contingencies to two Argentine banks, and the Bank's decision to allocate general reserves of about $3.0 million to cover the contingency risk related to loan commitments.

NET INTEREST INCOME

Net interest income amounted to $13.8 million in the first quarter of 2003, compared to $15.2 million in the fourth quarter of 2002 and $23.0 million in the first quarter of 2002. The $1.4 million decline in net interest income in the first quarter of 2003 as compared to the fourth quarter of 2002 was mainly due to a lower return on the Bank's available capital funds, which are sensitive to changes in interest rates as capital funds are placed mostly in short-term interest earning assets, which are priced based on LIBOR. During the first quarter of 2003, average LIBOR interest rates declined by over 20 basis points compared to the fourth quarter of 2002. Another factor contributing to the decline in net interest income was the Bank's interest rate gap structure, as the Bank continued to achieve a more favorable asset and liability maturity profile thus becoming asset sensitive in the short term, which reduced the gains from the interest rate gap compared to the fourth quarter of 2002.

Net interest margin

The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the first quarter of 2003 were 1.73% and 1.13%, respectively. The table below sets forth the net interest margin and the net interest spread during the periods indicated:

              -------------------------------------------------
                                     1Q02       4Q02      1Q03
              -------------------------------------------------
              Net Interest Margin    1.70%     1.75%      1.73%
              Net Interest Spread    1.28%     1.11%      1.13%
              -------------------------------------------------

The Bank estimates that the decline of 2 basis points in the net interest margin during the first quarter of 2003, as compared to the fourth quarter of 2002, was mainly due to the combination of higher net lending margins, which more than compensated lower loan volumes, resulting in a positive effect of 9 basis points on the net interest margin; and lower interest rates on the Bank's available capital funds and the change in the interest rate sensitivity gap as assets re-priced faster than liabilities in the short term, which had a negative effect of 11 basis points on the net interest margin.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

      (In $ thousands)
      ---------------------------------------------------------------------
                                                  1Q02     4Q02        1Q03
      ---------------------------------------------------------------------
      Letters of credit                           806      1,206      1,241

      Guarantees:
            Country risk coverage business        585        380        328
            Other guarantees                    1,037        246        294
      Loans                                       371        260        576
                                                -----      -----      -----

         Total Commission Income                2,800      2,092      2,438
                                                =====      =====      =====
      ---------------------------------------------------------------------

The increase in commission income during the first quarter of 2003 compared to the fourth quarter of 2002 was mostly due to one-time fees of $344 thousand related to certain loan commitments that were recognized during the quarter..

OPERATING EXPENSES

The following table shows the components of total operating expenses for the periods indicated:

      (In $ thousands)
      ---------------------------------------------------------------------
                                                    1Q02      4Q02     1Q03
      ---------------------------------------------------------------------
      Salaries and other employee expenses         2,558     2,466    2,549
      Communications                                 186       146      120
      Depreciation of premises and equipment         334       391      376
      Professional services                          569      -444      488
      Maintenance and repairs                        133       257      214
      Rent of office and equipment                   159       123      115
      Other operating expenses                       722       909      718
                                                   -----     -----    -----
         Total Operating Expenses                  4,661     3,848    4,581
                                                   =====     =====    =====
      ---------------------------------------------------------------------

Salaries and other employee expenses for the first quarter of 2003 include a provision of $0.7 million related to variable compensation for employees, compared to $0.4 million in the fourth quarter of 2002 and $0 in the first quarter of 2002. Salaries and other employee expenses for the first quarter of 2003, before the effect of this provision, decreased by 14% and 30%, respectively, compared to the fourth quarter and first quarter of 2002, respectively. During the fourth quarter of 2002, outlays related to the Bank's re-capitalization process of approximately $1.0 million were reversed from the professional services line item and deferred to be deducted from the proceeds of the capital raising expected in 2003. Professional services for the fourth quarter of 2002, excluding this adjustment amounted to $543 thousand.

PERFORMANCE AND CAPITAL RATIOS

The return on average stockholders' equity and return on average assets for the quarter ended March 31, 2003 were 12.1% and 1.46%, respectively, compared to 18.69% and 1.93%, respectively, in the fourth quarter of 2002 and to 0.11% and 0.04%, respectively, in the first quarter of 2002.

The ratio of common equity to total assets at March 31, 2003 was 12.3% compared to 11.2% at December 31, 2002, and compared to 12.1% at March 31, 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 18.2% and 19.4%, respectively, as of March 31, 2003, compared to 15.3% and 16.5%, respectively, as of December 31, 2002 and compared to 16.7% and 18.4%, respectively, as of March 31, 2002.

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the ability of the Bank to achieve long-term financial health, the future availability of expanded lines of credit which would provide an expanded base for future growth, the Bank's ability to increase the ratio of its trade finance credits to its total credit portfolio, the gradual easing of volatility in the region with economic growth in which the Bank would participate, the Bank's ability to execute a planned recapitalization and the positive effects of the recapitalization with respect to the Bank's creditors and depositors and its credit ratings,, the sufficiency of the Bank's asset maturities in the short-term to cover the maturities of its liabilities and the performance of the Bank's portfolio outside Argentina. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, an unwillingness on the part of the Bank's existing shareholders or other investors to invest additional equity capital in the Bank, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina, Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

There will be a conference call on April 30, 2003 at 4:00 p.m. ET in the U.S. (3:00 p.m. Panamanian time). For those interested in participating, please call 800-446-1671 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3362. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#7042755 to the telephone operator five minutes before the call is set to begin.

--------------------------------------------------------------------------------

For further information, please access our web site on the Internet at www.blx.com or contact:

     Carlos Yap S.
     Senior Vice President, Finance
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com

- Or -

     William W. Galvin
     The Galvin Partnership
     76 Valley Road Cos Cob, CT 06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 888-843-8996 and follow the instructions. The Conference ID# for the call that will be replayed is 7042755.

                                                                       EXHIBIT I

                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
                                                                        FOR THE THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                      -------------------------
                                                                        2002              2003              CHANGE              %
------------------------------------------------------------------------------------------------------------------------------------
                                                                (In $ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income .............................................         $ 57,103          $ 27,840          ($29,263)            (51)%
Interest expense (1) ........................................          (34,076)          (14,069)           20,007             (59)
                                                                      --------          --------          --------
NET INTEREST INCOME .........................................           23,027            13,770            (9,257)            (40)

Provision for loan losses ...................................          (20,000)            7,325            27,325            (137)
                                                                      --------          --------          --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES .........            3,027            21,096            18,069             597

OTHER INCOME (EXPENSE):
Commission income ...........................................            2,800             2,438              (362)            (13)
Commission expense and other charges (1) ....................               (8)               (9)               (1)             12
Provision for losses on off-balance sheet credit risk .......                0            (7,642)           (7,642)           n.a.
Provision for fair value guarantees .........................                0               (97)              (97)           n.a.
Derivatives and hedging activities ..........................             (317)             (802)             (484)            153
Impairment loss on securities ...............................                0                (3)               (3)           n.a.
Gain on the sale of loans ...................................               18                 1               (18)            (96)
Gain on sale of securities available for sale ...............               98                 0               (98)           (100)
Gain (loss) on foreign currency exchange ....................               51               (27)              (78)           (152)
Other income ................................................               82                 5               (77)            (93)
                                                                      --------          --------          --------
NET OTHER INCOME (EXPENSE) ..................................            2,725            (6,135)           (8,859)           (325)

OPERATING EXPENSES:
Salaries and other employee expenses ........................           (2,558)           (2,549)                9              (0)
Communications ..............................................             (186)             (120)               66             (35)
Depreciation of premises and equipment ......................             (334)             (376)              (42)             12
Professional services .......................................             (569)             (488)               81             (14)
Maintenance and repairs .....................................             (133)             (214)              (81)             61
Rent of office and equipment ................................             (159)             (115)               43             (27)
Other operating expenses ....................................             (722)             (718)                4              (1)
                                                                      --------          --------          --------
TOTAL OPERATING EXPENSES ....................................           (4,661)           (4,581)               81              (2)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX .........            1,090            10,380             9,290             852
 Income tax .................................................               (9)               (4)                5             (56)
                                                                      --------          --------          --------
INCOME FROM CONTINUING OPERATIONS, NET ......................            1,081            10,376             9,295             860

DISCONTINUED OPERATIONS:
Loss from operations and disposal of business segment .......             (607)                0               607            (100)
                                                                      --------          --------          --------

NET INCOME ..................................................         $    474          $ 10,376          $  9,902           2,088
                                                                      ========          ========          ========
------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to liabilities' borrowings and placements were re-classified from commission expense and other charges to interest expense to coincide with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT II

                       SUMMARY CONSOLIDATED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               FOR THE THREE MONTHS ENDED MARCH 31,
                                                                                                       2002                   2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (In $ thousands, except per share
                                                                                                         amounts & ratios)
INCOME STATEMENT DATA:
Net interest income (1) ..............................................................          $    23,027            $    13,770
Provision for loan losses and off-balance sheet credit risk ..........................              (20,000)                  (317)
Commission income, expense and other charges (1) .....................................                2,792                  2,430
Provision for fair value guarantees ..................................................                    0                    (97)
Derivatives and hedging activities ...................................................                 (317)                  (802)
Impairment loss on securities ........................................................                    0                     (3)
Gain on the sale of loans and securities available for sale ..........................                  117                      1
Gain (loss) on foreign currency exchange .............................................                   51                    (27)
Other income .........................................................................                   82                      5
Operating expenses ...................................................................               (4,661)                (4,581)
                                                                                                -----------            -----------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX ..................................                1,090                 10,380
  Income tax .........................................................................                   (9)                    (4)
                                                                                                -----------            -----------
INCOME FROM CONTINUING OPERATIONS, NET ...............................................                1,081                 10,376
DISCONTINUED OPERATIONS:
  Loss from operations and disposal of business segment ..............................                 (607)                     0
                                                                                                -----------            -----------
NET INCOME ...........................................................................          $       474            $    10,376
                                                                                                ===========            ===========
Net income available for common stockholders .........................................          $       170            $    10,127
BALANCE SHEET DATA:
Loans, net ...........................................................................            3,658,936              1,958,991
Securities purchased under agreements to resell ......................................              244,524                132,022
Investment securities ................................................................              301,462                158,139
Total assets .........................................................................            4,965,310              2,851,998
Deposits .............................................................................              941,815                577,391
Short-term borrowings and placements .................................................            1,582,086                664,923
Medium and long-term borrowings and placements .......................................            1,738,843              1,146,448
Total liabilities ....................................................................            4,350,662              2,489,073
Redeemable preferred stock ...........................................................               15,232                 12,458
Common stockholders' equity ..........................................................              599,416                350,466
PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ...........................................                 0.01                   0.58
Diluted earnings per share ...........................................................                 0.01                   0.58
Book value (period average) ..........................................................                34.70                  19.50
Book value (period end) ..............................................................                34.55                  20.19
COMMON SHARES OUTSTANDING:
Period average .......................................................................               17,342                 17,343
Period end ...........................................................................               17,343                 17,343
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets .............................................................                 0.04%                  1.46%
Return on average common stockholders' equity ........................................                 0.11%                 12.13%
Net interest margin ..................................................................                 1.70%                  1.73%
Net interest spread ..................................................................                 1.28%                  1.13%
Total operating expenses to total average assets .....................................                 0.35%                  0.65%
ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio ............                 2.20%                 25.10%
Net charge-offs to total loan and investment portfolio ...............................                 0.00%                  0.29%
Allowance for loan losses to total loans .............................................                 5.12%                 17.47%
Allowance for loan losses to non-accruing loans ......................................               203.70%                 62.06%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of options .......................................................                 2.74%                  6.17%

CAPITAL RATIOS:
Common stockholders' equity to total assets ..........................................                12.07%                 12.29%
Common stockholders' equity and preferred stock to total assets ......................                12.38%                 12.73%
Tier 1 capital to risk-weighted assets ...............................................                16.69%                 18.16%
Total capital to risk-weighted assets ................................................                18.36%                 19.41%
-----------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to liabilities' borrowings and placements were re-classified from commission expense and other charges to interest expense to coincide with the presentation for 2003 in accordance with US GAAP.

                                                                     EXHIBIT III

                           CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------------------------------------------
                                                                            AT MARCH 31,
                                                                  -------------------------------
                                                                         2002                2003              CHANGE            %
------------------------------------------------------------------------------------------------------------------------------------
                                                               (In $ thousands, except percentages)
ASSETS
Cash and due from banks ..................................        $     3,641         $     1,030             ($2,611)         (72)%
Interest-bearing deposits with banks .....................            643,872             535,127            (108,745)         (17)
Securities purchased under agreements to resell ..........            244,524             132,022            (112,502)         (46)
Securities available for sale ............................             21,552             147,341             125,789          584
Securities held to maturity ..............................            279,910              10,798            (269,112)         (96)
Loans ....................................................          3,872,355           2,380,877          (1,491,478)         (39)
  Less:
    Allowance for loan losses ............................           (197,484)           (414,553)           (217,070)         110
    Unearned income ......................................            (15,936)             (7,333)              8,602          (54)
                                                                  -----------         -----------         -----------
  Loans, net .............................................          3,658,936           1,958,991          (1,699,945)         (46)

Customers' liabilities under acceptances .................              8,787              28,473              19,686          224
Premises and equipment ...................................              5,192               4,798                (393)          (8)
Accrued interest receivable ..............................             48,878              14,511             (34,367)         (70)
Derivatives financial instruments - assets ...............             40,839               3,082             (37,757)         (92)
Other assets .............................................              9,181              15,824               6,643           72
                                                                  -----------         -----------         -----------

  TOTAL ASSETS ...........................................          4,965,310           2,851,998         ($2,113,312)         (43)%
                                                                  ===========         ===========         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
    Demand ...............................................             33,536              24,456              (9,081)         (27)
    Time .................................................            908,278             552,935            (355,343)         (39)
    Total deposits .......................................            941,815             577,391            (364,424)         (39)
Short-term borrowings and placements .....................          1,582,086             664,923            (917,163)         (58)
Medium and long-term borrowings and placements ...........          1,738,843           1,146,448            (592,395)         (34)
Acceptances outstanding ..................................              8,787              28,473              19,686          224
Accrued interest payable .................................             28,100               9,437             (18,663)         (66)
Derivatives financial instruments - liabilities ..........             16,357              18,810               2,452           15
Other liabilities ........................................             34,674              43,591               8,917           26
                                                                  -----------         -----------         -----------

    TOTAL LIABILITIES ....................................        $ 4,350,662         $ 2,489,073         ($1,861,588)         (43)%
                                                                  -----------         -----------         -----------

Redeemable preferred stock ...............................        $    15,232         $    12,458             ($2,774)         (18)%
                                                                  -----------         -----------         -----------

COMMON STOCKHOLDERS' EQUITY
Common stock, no par value ...............................            133,230             133,236
Treasury stock ...........................................            (85,634)            (85,634)
Capital surplus ..........................................            145,493             145,489
Capital reserves .........................................            305,210              95,210
Accumulated other comprehensive income (loss) ............                (32)             11,049
Retained earnings ........................................            101,149              51,116
                                                                  -----------         -----------

 TOTAL COMMON STOCKHOLDERS' EQUITY .......................        $   599,416         $   350,466           ($248,950)         (42)%
                                                                  -----------         -----------         -----------
  Commitments and contingent liabilities
 TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY ..................................        $ 4,965,310         $ 2,851,998         ($2,113,312)         (43)%
                                                                  ===========         ===========         ===========
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT IV

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                               FOR THE THREE MONTHS ENDED MARCH 31,
                                                            ------------------------------------------------------------------------
                                                                             2002                                   2003
                                                            --------------------------------        --------------------------------
                                                              AVERAGE                   AVG.        AVERAGE                     AVG.
                                                              BALANCE      INTEREST     RATE        BALANCE       INTEREST     RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .................      $   624,555     $ 2,814      1.80%    $   527,168    $  1,643      1.25%
Securities purchased under agreements to resell ......          257,222       1,670      2.60         132,022         681      2.06
Loans, net of discount ...............................        4,180,897      45,564      4.36       1,720,598      16,735      3.89
Impaired loans .......................................           85,501         993      4.65         678,265       6,107      3.60
Investment securities ................................          339,885       6,063      7.14         162,641       2,675      6.58

                                                            -----------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS ........................      $ 5,488,060     $57,103      4.16%    $ 3,220,693    $ 27,840      3.46%
                                                            -----------------------------------------------------------------------

Non interest earning assets ..........................      $    84,289                           $    57,194
Allowance for loan losses ............................         (180,095)                             (422,924)
Other assets .........................................           63,351                                21,532

                                                            -----------                           -----------
TOTAL ASSETS .........................................      $ 5,455,605                           $ 2,876,496
                                                            -----------                           -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ...........................................      $     6,257     $    12      0.74%    $     4,985    $      9      0.73%
    Time .............................................        1,222,824       6,026      1.97         556,486       1,991      1.43
Short-term borrowings and placements .................        1,737,296      13,059      3.01         647,790       3,509      2.17
Medium and long-term borrowings and placements .......        1,757,882      14,980      3.41       1,210,421       8,559      2.83

                                                            -----------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES (1) ...............      $ 4,724,259     $34,076      2.89%    $ 2,419,682    $ 14,069      2.33%
                                                            -----------------------------------------------------------------------

Non interest bearing liabilities and other liabilities      $   114,081                           $   105,885

TOTAL LIABILITIES ....................................        4,838,339                             2,525,567

Redeemable preferred stock ...........................           15,232                                12,472
Common stockholders' equity ..........................          602,034                               338,457

TOTAL LIABILITIES, REDEEMABLE PREFERRED                     -----------                           -----------
 STOCK AND COMMON STOCKHOLDERS' EQUITY ...............      $ 5,455,605                           $ 2,876,496
                                                            -----------                           -----------
NET INTEREST SPREAD ..................................                                   1.28%                                 1.13%
                                                                                         ----                                  ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ....................................                      $23,027      1.70%                   $ 13,770      1.73%
                                                                            -----------------                    ------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to liabilities' borrowings and placements were re-classified from commission expense and other charges to interest expense to coincide with the presentation for 2003 in accordance with US GAAP.

                                                                       EXHIBIT V

                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (In $ thousands, except percentages & ratios)

------------------------------------------------------------------------------------------------------------------------------
                                                          FOR THE YEAR                FOR THE THREE MONTHS ENDED
                                                             ENDED       -----------------------------------------------------
                                                           DEC 31/01     MAR 31/02      JUN 30/02      SEP 30/02     DEC 31/02
                                                          --------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income .......................................      378,422        57,103         38,321        37,667        32,710
Interest expense (1) ..................................     (260,733)      (34,076)       (27,284)      (22,118)      (17,544)
                                                           ---------      --------      ---------      --------      --------
NET INTEREST INCOME ...................................      117,688        23,027         11,037        15,549        15,166

Provision for loan losses .............................      (77,144)      (20,000)      (251,898)            0          (688)
                                                           ---------      --------      ---------      --------      --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR
  LOAN LOSSES .........................................       40,544         3,027       (240,861)       15,549        14,478

OTHER INCOME (EXPENSE):
Commission income .....................................       14,934         2,800          2,410         1,623         2,092
Commission expense and other charges (1) ..............         (193)           (8)           (13)           (9)           (9)
Provision for losses on off-balance
  sheet credit risk ...................................            0             0         (8,051)            0         1,881
Provision for fair value guarantees ...................            0             0              0             0             0
Derivatives and hedging activities ....................        7,379          (317)        (4,296)        4,640          (367)
Impairment loss on securities .........................      (40,356)            0        (42,008)       (2,252)           (8)
Gain on early extinguishment of debt ..................            0             0              0         1,430             0
Gain on the sale of loans .............................          565            18             10             6            15
Gain on the sale of securities available for sale .....        4,798            98             22             0            64
Gain (loss) on foreign currency exchange ..............          (21)           51            (39)          (41)          330
Other income ..........................................          110            82              4             2           415
                                                           ---------      --------      ---------      --------      --------
NET OTHER INCOME (EXPENSE) ............................      (12,783)        2,725        (51,961)        5,398         4,412

TOTAL OPERATING EXPENSES ..............................      (23,973)       (4,661)        (5,703)       (5,093)       (3,848)
                                                           ---------      --------      ---------      --------      --------

INCOME (LOSS) FROM CONTINUING OPERATIONS
 BEFORE INCOME TAX ....................................        3,787         1,090       (298,525)       15,854        15,042
 Income tax ...........................................          (35)           (9)            (9)           (6)           71
                                                           ---------      --------      ---------      --------      --------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET .........        3,752         1,081       (298,534)       15,848        15,113

DISCONTINUED OPERATIONS:
Loss from operations and disposal of business
  segment .............................................       (2,388)         (607)        (1,612)          (24)         (103)
                                                           ---------      --------      ---------      --------      --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE ...................................        1,364           474       (300,146)       15,824        15,010

Cumulative effect of accounting change ................        1,129             0              0             0             0
                                                           ---------      --------      ---------      --------      --------
NET INCOME (LOSS) .....................................    $   2,494      $    474      ($300,146)     $ 15,824      $ 15,010
                                                           ---------      --------      ---------      --------      --------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ...        1,138      $    170      ($300,444)     $ 15,566      $ 14,755

------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ......    $    0.06      $   0.01       ($17.32)     $   0.90      $   0.85

PERFORMANCE RATIOS
Return on average assets ..............................         0.04%         0.04%       -26.30%          1.78%         1.93%
Return on average common stockholder's equity .........         0.16%         0.11%      -208.09%         20.83%        18.69%
Net interest margin ...................................         2.00%         1.70%          0.95%         1.58%         1.75%
Net interest spread ...................................         1.32%         1.28%          0.46%         1.00%         1.11%
Total operating expenses to average assets ............         0.40%         0.35%          0.50%         0.57%         0.50%
------------------------------------------------------------------------------------------------------------------------------

                                                              FOR THE YEAR   FOR THE THREE
                                                                  ENDED       MONTHS ENDED
                                                                DEC 31/02      MAR 31/03
                                                              ----------------------------
INCOME STATEMENT DATA:
Interest income .......................................          165,800           27,840
Interest expense (1) ..................................         (101,021)         (14,069)
                                                               ---------         --------
NET INTEREST INCOME ...................................           64,779           13,770

Provision for loan losses .............................         (272,586)           7,325
                                                               ---------         --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR
  LOAN LOSSES .........................................         (207,807)          21,096

OTHER INCOME (EXPENSE):
Commission income .....................................            8,925            2,438
Commission expense and other charges (1) ..............              (38)              (9)
Provision for losses on off-balance
  sheet credit risk ...................................           (6,170)          (7,642)
Provision for fair value guarantees ...................                0              (97)
Derivatives and hedging activities ....................             (341)            (802)
Impairment loss on securities .........................          (44,268)              (3)
Gain on early extinguishment of debt ..................            1,430                0
Gain on the sale of loans .............................               50                1
Gain on the sale of securities available for sale .....              184                0
Gain (loss) on foreign currency exchange ..............              301              (27)
Other income ..........................................              503                5
                                                               ---------         --------
NET OTHER INCOME (EXPENSE) ............................          (39,425)          (6,135)

TOTAL OPERATING EXPENSES ..............................          (19,306)          (4,581)
                                                               ---------         --------

INCOME (LOSS) FROM CONTINUING OPERATIONS
 BEFORE INCOME TAX ....................................         (266,539)          10,380
 Income tax ...........................................               47               (4)
                                                               ---------         --------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET .........         (266,492)          10,376

DISCONTINUED OPERATIONS:
Loss from operations and disposal of business
  segment .............................................           (2,346)               0
                                                               ---------         --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE ...................................         (268,838)          10,376

Cumulative effect of accounting change ................                0                0
                                                               ---------         --------
NET INCOME (LOSS) .....................................        ($268,838)        $ 10,376
                                                               ---------         --------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ...        ($269,850)        $ 10,127

-----------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ......          ($15.56)        $   0.58

PERFORMANCE RATIOS
Return on average assets ..............................            -6.47%            1.46%
Return on average common stockholder's equity .........           -60.48%           12.13%
Net interest margin ...................................             1.48%            1.73%
Net interest spread ...................................             0.96%            1.13%
Total operating expenses to average assets ............             0.46%            0.65%
-----------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to liabilities' borrowings and placements were re-classified from commission expense and other charges to interest expense to coincide with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT VI

                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

----------------------------------------------------------------------------------------------

                                  ------------------------------------------------------------
                                    (A)          (B)            (C)
COUNTRY                           31MAR02      31DEC02        31MAR03     (C) - (A)   (C) - (B)
                                  ------------------------------------------------------------
 ARGENTINA .................      $   960       $   774       $   758        (202)         (16)
 BOLIVIA ...................           26            14            12         (14)          (2)
 BRAZIL ....................        1,989         1,115         1,084        (906)         (32)
 CHILE .....................           91            49            70         (21)          21
 COLOMBIA ..................          182           105            71        (111)         (33)
 COSTA RICA ................           61            49            37         (23)         (11)
 DOMINICAN REPUBLIC ........          177           220           237          61           17
 ECUADOR ...................           48            79            97          49           18
 EL SALVADOR ...............           35             9             9         (26)          (0)
 GUATEMALA .................           22            29            30           9            1
 HONDURAS ..................            0             0             0          (0)           0
 JAMAICA ...................           16            22            22           6            0
 MEXICO ....................          772           230           164        (608)         (66)
 NICARAGUA .................           40            12            11         (29)          (1)
 PANAMA ....................           49            19            29         (20)          10
 PARAGUAY ..................            2             2             1          (1)          (1)
 PERU ......................          106           115           139          33           24
 TRINIDAD & TOBAGO .........           59            84            91          32            7
 URUGUAY ...................            0             0             0           0            0
 VENEZUELA .................          258           168           147        (111)         (22)
 OTHER (1) .................          246           136           160         (87)          24
                                  -------       -------       -------     -------         ----

TOTAL CREDIT PORTFOLIO (2) .      $ 5,142       $ 3,232       $ 3,171     ($1,970)        ($61)

UNEARNED INCOME (3) ........         ($16)          ($9)          ($7)    $     9         $  2
                                  -------       -------       -------     -------         ----

TOTAL CREDIT PORTFOLIO,
      NET OF UNEARNED INCOME      $ 5,126       $ 3,222       $ 3,164     ($1,962)        ($58)
                                  =======       =======       =======     =======         ====
----------------------------------------------------------------------------------------------

(1) Includes securities purchased under agreements to resell for $132 million at March 31, 2003, with Argentine counterparty and fully collaterized with US Treasury securities,which the Bank classifies them as US country risk.


(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies including acceptances, confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risks. It does not include credit commitments for $112 million at March 31, 2003, which includes $57 million in Brazil, $5 million in Dominican Republic, and $50 million in Mexico.

(3)   Represents unearned income for loans.